SILVER FALCON MINING, INC.

2520 Manatee Avenue West, #200

Bradenton, Florida 34205

September 27, 2012

John Reynolds, Assistant Director

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:

Silver Falcon Mining, Inc. (the "Company")/File No. 333-183333

Dear Mr. Reynolds:

I am writing on behalf of the Company regarding its Registration Statement on Form S-1/A, File No. 333-183333, filed with the Securities & Exchange Commission ("Commission") on September 17, 2012.  As I understand the Commission has no further comments to the Registration Statement, I hereby request that the SEC accelerate the effective date of the Registration Statement to Monday, October 1, 2012, at 4:00 p.m., or as soon as practicable thereafter.  In that regard, the Company hereby acknowledges as follows:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in this matter, and do not hesitate to contact me in the event you have any questions.  Also, you may contact our attorney, Robert J. Mottern, at 404-607-6933, should you have any questions.  Thank you for your time and attention to this matter.

Very truly yours,

SILVER FALCON MINING, INC.

/s/ Pierre Quilliam

Pierre Quilliam, Chief Executive Officer

cc:

Robert J. Mottern (via email only)

Ronald E. Alper, Securities and Exchange Commission (via email only)

William Uniack (via email only)

Tom Ridenour

(via email only)

Fran Martino (via email only)

Justin Keener (via email only)